Exhibit 99.1

Full Truck Alliance Co. Ltd. Announces Second Quarter 2024 Unaudited Financial Results

GUIYANG, China, Aug. 21, 2024 /PRNewswire/— Full Truck Alliance Co. Ltd. (“FTA” or the “Company”) (NYSE: YMM), a leading digital freight platform, today announced its unaudited financial results for the second quarter ended June 30, 2024.

Second Quarter 2024 Financial and Operational Highlights

•	Total net revenues in the second quarter of 2024 were RMB2,764.3 million (US$380.4 million), an increase of 34.1% from RMB2,062.0 million in the same period of 2023.

•	Net income in the second quarter of 2024 was RMB840.5 million (US$115.7 million), an increase of 38.0% from RMB609.0 million in the same period of 2023.

•	Non-GAAP adjusted net income[1] in the second quarter of 2024 was RMB970.9 million (US$133.6 million), an increase of 34.3% from RMB722.7 million in the same period of 2023.

•	Fulfilled orders[2] in the second quarter of 2024 reached 49.1 million, an increase of 22.0% from 40.2 million in the same period of 2023.

•	Average shipper MAUs[3] in the second quarter of 2024 reached 2.65 million, an increase of 32.8% from 2.00 million in the same period of 2023.

Mr. Peter Hui Zhang, Founder, Chairman and Chief Executive Officer of FTA, commented, “We are pleased to see our team’s unwavering commitment to user centricity in the first half of 2024 despite pressure from macroeconomic challenges and extreme weather conditions. In the second quarter, we made steady progress across the board and delivered a strong operational and financial performance. Focusing on the core of our product and business from the user’s perspective has empowered consistent execution excellence. As a result, our shipper-user scale reached an all-time high. Meanwhile, we enhanced the infrastructure serving our truck-cargo matching system, driving continuous order structure improvement and a steady increase in fulfillment rate. As we move into the second half of the year, we are confident of achieving progress in various businesses and maintaining growth in both scale and profits.”

Mr. Simon Cai, Chief Financial Officer of FTA, added, “We delivered another set of robust financial results in the second quarter with growth in both top line and bottom line. Total net revenues increased by 34.1% year over year to RMB2,764.3 million, while net income and non-GAAP adjusted net income soared by 38.0% and 34.3% to reach RMB840.5 million and RMB970.9 million, respectively. More importantly, as we enhance the value of our platform’s ecosystem, our transaction service is rapidly realizing its monetization potential, with revenues under this model growing more than 60% year over year this quarter. Looking ahead, we see significant potential for user scale and monetization growth. We seek to continue seizing those opportunities by improving service quality and creating greater user value.”

[1]

Non-GAAP adjusted net income is defined as net income excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; (iii) compensation cost incurred in relation to acquisitions; and (iv) tax effects of non-GAAP adjustments. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

[2]

Fulfilled orders on our platform in a given period are defined as all shipping orders matched through our platform during such period but exclude (i) shipping orders that are subsequently canceled and (ii) shipping orders for which our users failed to specify any freight prices, as there are substantial uncertainties as to whether such shipping orders are fulfilled.

[3]

Average shipper MAUs in a given period are calculated by dividing (i) the sum of shipper MAUs for each month of a given period by (ii) the number of months in a given period. Shipper MAUs are defined as the number of active shippers on our platform in a given month. Active shippers are defined as the aggregate number of registered shipper accounts that have posted at least one shipping order on our platform during a given period.

Second Quarter 2024 Financial Results

Net Revenues (including value added taxes, or “VAT,” of RMB953.0 million and RMB1,255.6 million for the three months ended June 30, 2023 and 2024, respectively). Total net revenues in the second quarter of 2024 were RMB2,764.3 million (US$380.4 million), representing an increase of 34.1% from RMB2,062.0 million in the same period of 2023, primarily attributable to an increase in revenues from freight matching services.

Freight matching services. Revenues from freight matching services in the second quarter of 2024 were RMB2,328.7 million (US$320.4 million), representing an increase of 34.4% from RMB1,732.2 million in the same period of 2023. The increase was mainly due to a significant increase in transaction service4 and the continued growth in freight brokerage service.

•

Freight brokerage service. Revenues from freight brokerage service in the second quarter of 2024 were RMB1,164.8 million (US$160.3 million), an increase of 22.7% from RMB948.9 million in the same period of 2023, primarily attributable to an increase in transaction volume due to the continued growth in user demand.

•

Freight listing service. Revenues from freight listing service in the second quarter of 2024 were RMB212.1 million (US$29.2 million), an increase of 5.6% from RMB200.8 million in the same period of 2023, primarily due to a growing number of total paying members.

•

Transaction service.[4] Revenues from transaction service amounted to RMB951.9 million (US$131.0 million) in the second quarter of 2024, an increase of 63.4% from RMB582.5 million in the same period of 2023, primarily driven by an increase in order volume, penetration rate, and the per-order transaction service fee.

Value-added services. Revenues from value-added services in the second quarter of 2024 were RMB435.6 million (US$59.9 million), an increase of 32.0% from RMB329.9 million in the same period of 2023. The increase was due to the growing demand from truckers and shippers for credit solutions and other value-added services.

Cost of Revenues (including VAT net of government grants of RMB774.9 million and RMB992.8 million for the three months ended June 30, 2023 and 2024, respectively). Cost of revenues in the second quarter of 2024 was RMB1,312.1 million (US$180.5 million), compared with RMB975.3 million in the same period of 2023. The increase was primarily due to increases in VAT, related tax surcharges and other tax costs, net of grants from government authorities. These tax-related costs net of government grants totaled RMB1,176.3 million, representing an increase of 33.8% from RMB879.3 million in the same period of 2023, primarily due to an increase in transaction activities involving the Company’s freight brokerage service.

[4]

Effective January 1, 2024, we have renamed our “Transaction commission” revenue stream as “Transaction service,” which consists of all monetization from truckers related to our freight matching service, including the revenue generated from our intra-city business, which was previously classified under “Freight listing service” and “Value-added services.” The comparative periods have been restated to conform to this presentation by reclassifying RMB26.4 million and RMB1.0 million, which were previously included in “Freight listing service” and “Value-added services,” respectively, as “Transaction service”.

Sales and Marketing Expenses. Sales and marketing expenses in the second quarter of 2024 were RMB372.3 million (US$51.2 million), compared with RMB281.8 million in the same period of 2023. The increase was primarily due to an increase in advertising and marketing expenses for user acquisitions, as well as higher salary and benefits expenses.

General and Administrative Expenses. General and administrative expenses in the second quarter of 2024 were RMB219.2 million (US$30.2 million), compared with RMB201.7 million in the same period of 2023. The increase was primarily due to higher share-based compensation expenses.

Research and Development Expenses. Research and development expenses in the second quarter of 2024 were RMB232.1 million (US$31.9 million), compared with RMB223.7 million in the same period of 2023. The increase was primarily due to higher share-based compensation expenses and increased investment in technology infrastructure.

Income from Operations. Income from operations in the second quarter of 2024 was RMB565.4 million (US$77.8 million), an increase of 69.4% from RMB333.8 million in the same period of 2023.

Non-GAAP Adjusted Operating Income.5 Non-GAAP adjusted operating income in the second quarter of 2024 was RMB699.0 million (US$96.2 million), an increase of 55.1% from RMB450.7 million in the same period of 2023.

Net Income. Net income in the second quarter of 2024 was RMB840.5 million (US$115.7 million), an increase of 38.0% from RMB609.0 million in the same period of 2023.

Non-GAAP Adjusted Net Income. Non-GAAP adjusted net income in the second quarter of 2024 was RMB970.9 million (US$133.6 million), an increase of 34.3% from RMB722.7 million in the same period of 2023.

Basic and Diluted Net Income per ADS6 and Non-GAAP Adjusted Basic and Diluted Net Income per ADS.7 Basic and diluted net income per ADS were RMB0.79 (US$0.11) in the second quarter of 2024, compared with RMB0.57 in the same period of 2023. Non-GAAP adjusted basic net income per ADS was RMB0.92 (US$0.13) in the second quarter of 2024, compared with RMB0.68 in the same period of 2023. Non-GAAP adjusted diluted net income per ADS was RMB0.91 (US$0.13) in the second quarter of 2024, compared with RMB0.68 in the same period of 2023.

Balance Sheet and Cash Flow

As of June 30, 2024, the Company had cash and cash equivalents, restricted cash, short-term investments, long-term time deposits and wealth management products with maturities over one year of RMB26.8 billion (US$3.7 billion) in total, compared with RMB27.6 billion as of December 31, 2023.

As of June 30, 2024, the total outstanding balance of on-balance sheet loans, consisting of the total principal amounts and all accrued and unpaid interests of the loans funded through our small loan company, reduced by an allowance for estimated losses, was RMB3,997.1 million (US$550.0 million), compared with RMB3,521.1 million as of December 31, 2023. The total non-performing loan ratio8 for these loans was 2.1% as of June 30, 2024, compared with 2.0% as of December 31, 2023.

In the second quarter of 2024, net cash provided by operating activities was RMB573.7 million (US$78.9 million).

[5]

Non-GAAP adjusted operating income is defined as income from operations excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; and (iii) compensation cost incurred in relation to acquisitions. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

[6]	ADS refers to American depositary shares, each of which represents 20 Class A ordinary shares.
[7]

Non-GAAP adjusted basic and diluted net income per ADS is net income attributable to ordinary shareholders excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; (iii) compensation cost incurred in relation to acquisitions; and (iv) tax effects of non-GAAP adjustments, divided by weighted average number of basic and diluted ADSs, respectively. For more information, refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

[8]

Non-performing loan ratio is calculated by dividing the outstanding principal and all accrued and unpaid interests of the on-balance sheet loans that were over 90 calendar days past due (excluding loans that are over 180 days past due and are therefore charged off) by the total outstanding principal and all accrued and unpaid interests of the on-balance sheet loans (excluding loans that are over 180 days past due and are therefore charged off) reduced by an allowance for estimated losses as of a specified date.

Business Outlook

The Company expects its total net revenues to be between RMB2.76 billion and RMB2.82 billion for the third quarter of 2024, representing a year-over-year growth rate of approximately 21.9% to 24.6%. These forecasts reflect the Company’s current and preliminary views on the market and operational conditions, which are subject to change and cannot be predicted with reasonable accuracy as of the date hereof.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at a rate of RMB7.2672 to US$1.00, the exchange rate in effect as of June 28, 2024, as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. The Company makes no representation that any RMB or US$ amounts could have been, or could be, converted into US$ or RMB, as the case may be, at any particular rate, or at all.

Conference Call

The Company’s management will hold an earnings conference call at 8:00 A.M. U.S. Eastern Time on August 21, 2024, or 8:00 P.M. Beijing Time to discuss its financial results and operating performance for the second quarter of 2024.

For participants who wish to join the conference using dial-in numbers, please complete online registration using the link provided below prior to the scheduled call start time.

Participant Online Registration:

https://dpregister.com/sreg/10191169/fd24d80cfd

Upon registration, each participant will receive details for the conference call, including dial-in numbers, passcode and a unique access PIN. To join the conference, please dial the provided number, enter the passcode followed by your PIN, and you will join the conference.

The replay will be accessible through August 28, 2024, by dialing the following numbers:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	6781695

A live and archived webcast of the conference call will also be available on the Company’s investor relations website at ir.fulltruckalliance.com.

About Full Truck Alliance Co. Ltd.

Full Truck Alliance Co. Ltd. (NYSE: YMM) is a leading digital freight platform connecting shippers with truckers to facilitate shipments across distance ranges, cargo weights and types. The Company provides a range of freight matching services, including freight listing, freight brokerage and online transaction services. The Company also provides a range of value-added services that cater to the various needs of shippers and truckers, such as financial institutions, highway authorities, and gas station operators. With a mission to make logistics smarter, the Company is shaping the future of logistics with technology and aspires to revolutionize logistics, improve efficiency across the value chain and reduce its carbon footprint for our planet. For more information, please visit ir.fulltruckalliance.com.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP adjusted operating income, non-GAAP adjusted net income, non-GAAP adjusted net income attributable to ordinary shareholders, non-GAAP adjusted basic and diluted net income per share and non-GAAP adjusted basic and diluted net income per ADS, each a non-GAAP financial measure, as supplemental measures to review and assess its operating performance.

The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines non-GAAP adjusted operating income as income from operations excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; (iii) compensation cost incurred in relation to acquisitions. The Company defines non-GAAP adjusted net income as net income excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; (iii) compensation cost incurred in relation to acquisitions; and (iv) tax effects of non-GAAP adjustments. The Company defines non-GAAP adjusted net income attributable to ordinary shareholders as net income attributable to ordinary shareholders excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; (iii) compensation cost incurred in relation to acquisitions; and (iv) tax effects of non-GAAP adjustments. The Company defines non-GAAP adjusted basic and diluted net income per share as non-GAAP adjusted net income attributable to ordinary shareholders divided by weighted average number of basic and diluted ordinary shares, respectively. The Company defines non-GAAP adjusted basic and diluted net income per ADS as non-GAAP adjusted net income attributable to ordinary shareholders divided by the weighted average number of basic and diluted ADSs, respectively.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as an analytical tool. The non-GAAP financial measures do not reflect all items of expense that affect its operations. Share-based compensation expense, amortization of intangible assets resulting from business acquisitions, compensation cost incurred in relation to acquisitions and tax effects of non-GAAP adjustments have been and may continue to be incurred in its business and are not reflected in the presentation of its non-GAAP financial measures.

The Company reconciles the non-GAAP financial measures to the nearest U.S. GAAP performance measures. Non-GAAP adjusted operating income, non-GAAP adjusted net income, non-GAAP adjusted net income attributable to ordinary shareholders and non-GAAP adjusted basic and diluted net income per share should not be considered in isolation or construed as an alternative to operating income, net income, net income attributable to ordinary shareholders and basic and diluted net income per share or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review FTA’s non-GAAP financial measures to the most directly comparable GAAP measures. FTA’s non-GAAP financial measure may not be comparable to similarly titled measures presented by other companies.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this release.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: FTA’s goal and strategies; FTA’s expansion plans; FTA’s future business development, financial condition and results of operations; expected changes in FTA’s revenues, costs or expenses; industry landscape of, and trends in, China’s road transportation market; competition in FTA’s industry; FTA’s expectations regarding demand for, and market acceptance of, its services; FTA’s expectations regarding its relationships with shippers, truckers and other ecosystem participants; FTA’s ability to protect its systems and infrastructures from cyber-attacks; PRC laws, regulations, and policies relating to the road transportation market, as well as general regulatory environment in which FTA operates in China; the results of regulatory review and the duration and impact of any regulatory action taken against FTA; the impact of health epidemics, extreme weather conditions and production constraints brought by electricity rationing measures; general economic and business condition; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Full Truck Alliance Co. Ltd.

Mao Mao

E-mail: IR@amh-group.com

Piacente Financial Communications

Hui Fan

Tel: +86-10-6508-0677

E-mail: FTA@thepiacentegroup.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: FTA@thepiacentegroup.com

FULL TRUCK ALLIANCE CO. LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of
	December 31,	June 30,	June 30,
	2023	2024	2024
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	6,770,895	5,135,376	706,651
Restricted cash – current	115,513	100,763	13,865
Short-term investments	11,516,304	11,552,755	1,589,712
Accounts receivable, net	23,418	27,378	3,767
Loans receivable, net	3,521,072	3,997,137	550,024
Prepayments and other current assets	2,049,780	2,376,943	327,079

Total current assets	23,996,982	23,190,352	3,191,098
Restricted cash – non-current	10,000	20,000	2,752
Long-term investments[1]	11,075,739	12,007,362	1,652,268
Property and equipment, net	194,576	236,282	32,513
Intangible assets, net	449,904	421,875	58,052
Goodwill	3,124,828	3,124,828	429,991
Deferred tax assets	149,081	185,000	25,457
Operating lease right-of-use assets and land use rights	134,867	134,986	18,575
Other non-current assets	211,670	277,633	38,204

Total non-current assets	15,350,665	16,407,966	2,257,812

TOTAL ASSETS	39,347,647	39,598,318	5,448,910

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	25,220	32,656	4,494
Prepaid for freight listing fees and other service fees	548,917	600,993	82,699
Income tax payable	154,916	276,578	38,058
Other tax payable	784,617	878,786	120,925
Operating lease liabilities – current	37,758	42,846	5,896
Dividends payable	—	16,806	2,313
Accrued expenses and other current liabilities	1,723,245	1,493,252	205,478

Total current liabilities	3,274,673	3,341,917	459,863
Deferred tax liabilities	108,591	102,080	14,047
Operating lease liabilities – non-current	46,709	40,394	5,558
Other non-current liabilities	22,950	17,229	2,371

Total non-current liabilities	178,250	159,703	21,976

TOTAL LIABILITIES	3,452,923	3,501,620	481,839

MEZZANINE EQUITY
Redeemable non-controlling interests	277,420	389,099	53,542
SHAREHOLDERS’ EQUITY
Ordinary shares	1,371	1,341	185
Treasury stock, at cost	(608,117)	—	—
Additional paid-in capital	47,713,985	45,699,371	6,288,443
Accumulated other comprehensive income	2,897,871	3,031,806	417,190
Accumulated deficit	(14,400,604)	(13,036,601)	(1,793,896)

TOTAL FULL TRUCK ALLIANCE CO. LTD. EQUITY	35,604,506	35,695,917	4,911,922
Non-controlling interests	12,798	11,682	1,607

TOTAL SHAREHOLDERS’ EQUITY	35,617,304	35,707,599	4,913,529

TOTAL LIABILITIES, MEZZANINE EQUITY AND EQUITY	39,347,647	39,598,318	5,448,910

[1]

The Group’s long-term investments consist of RMB9,318 million long-term time deposits, RMB678 million wealth management products with maturities over one year, RMB979 million investments in debt securities, RMB320 million equity method investments, and RMB712 million equity investments without readily determinable fair value as of June 30, 2024.

FULL TRUCK ALLIANCE CO. LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended				Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2023	2024	2024	2024	2023	2024	2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenues (including value added taxes, “VAT”, of RMB953.0 million and RMB1,255.6 million for the three months ended June 30, 2023 and 2024, respectively)	2,062,028	2,268,713	2,764,283	380,379	3,764,285	5,032,996	692,562
Operating expenses:
Cost of revenues (including VAT net of government grants, of RMB774.9 million and RMB992.8 million for the three months ended June 30, 2023 and 2024, respectively)(1)	(975,269)	(1,031,888)	(1,312,072)	(180,547)	(1,824,642)	(2,343,960)	(322,540)
Sales and marketing expenses(1)	(281,772)	(340,147)	(372,288)	(51,229)	(527,449)	(712,435)	(98,034)
General and administrative expenses(1)	(201,711)	(264,467)	(219,157)	(30,157)	(381,218)	(483,624)	(66,549)
Research and development expenses(1)	(223,696)	(247,708)	(232,140)	(31,944)	(453,575)	(479,848)	(66,029)
Provision for loans receivable	(51,146)	(80,324)	(71,057)	(9,778)	(104,024)	(151,381)	(20,831)

Total operating expenses	(1,733,594)	(1,964,534)	(2,206,714)	(303,655)	(3,290,908)	(4,171,248)	(573,983)
Other operating income	5,355	8,010	7,798	1,073	26,176	15,808	2,175

Income from operations	333,789	312,189	565,367	77,797	499,553	877,556	120,754
Other income (expense)
Interest income	285,461	315,363	305,337	42,016	531,575	620,700	85,411
Foreign exchange gain	272	417	6,306	868	175	6,723	925
Investment income	4,471	18,484	18,697	2,573	7,184	37,181	5,116
Unrealized gains (losses) from fair value changes of investments and derivative assets	8,268	(7,388)	(4,522)	(622)	18,229	(11,910)	(1,639)
Other income, net	4,259	2,070	1,395	192	10,922	3,465	477
Share of loss in equity method investees	(696)	(48)	(882)	(121)	(1,006)	(930)	(128)

Total other income	302,035	328,898	326,331	44,906	567,079	655,229	90,162

Net income before income tax	635,824	641,087	891,698	122,703	1,066,632	1,532,785	210,916
Income tax expense	(26,832)	(54,720)	(51,190)	(7,044)	(46,212)	(105,910)	(14,574)

Net income	608,992	586,367	840,508	115,659	1,020,420	1,426,875	196,342
Less: net income (loss) attributable to non-controlling interests	14	(549)	(568)	(78)	14	(1,117)	(154)
Less: measurement adjustment attributable to redeemable non-controlling interests	3,441	5,744	17,942	2,469	5,960	23,686	3,259

Net income attributable to ordinary shareholders	605,537	581,172	823,134	113,268	1,014,446	1,404,306	193,237

FULL TRUCK ALLIANCE CO. LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended				Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2023	2024	2024	2024	2023	2024	2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net income per ordinary share
—Basic	0.03	0.03	0.04	0.01	0.05	0.07	0.01
—Diluted	0.03	0.03	0.04	0.01	0.05	0.07	0.01
Net income per ADS*
—Basic	0.57	0.56	0.79	0.11	0.96	1.35	0.19
—Diluted	0.57	0.56	0.79	0.11	0.95	1.34	0.18
Weighted average number of ordinary shares used in computing net income per share
—Basic	21,177,034,098	20,864,118,097	20,805,892,860	20,805,892,860	21,234,910,577	20,834,974,344	20,834,974,344
—Diluted	21,218,841,485	20,904,689,303	20,905,548,181	20,905,548,181	21,285,276,797	20,905,238,796	20,905,238,796
Weighted average number of ADS used in computing net income per ADS
—Basic	1,058,851,705	1,043,205,905	1,040,294,643	1,040,294,643	1,061,745,529	1,041,748,717	1,041,748,717
—Diluted	1,060,942,074	1,045,234,465	1,045,277,409	1,045,277,409	1,064,263,840	1,045,261,940	1,045,261,940

*	Each ADS represents 20 ordinary shares.
(1)	Share-based compensation expense in operating expenses are as follows:

	Three months ended				Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2023	2024	2024	2024	2023	2024	2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	1,381	2,744	2,734	376	3,187	5,478	754
Sales and marketing expenses	13,075	10,685	12,875	1,772	24,272	23,560	3,242
General and administrative expenses	68,124	119,543	79,197	10,898	126,965	198,740	27,348
Research and development expenses	17,046	22,984	21,495	2,958	34,528	44,479	6,121

Total	99,626	155,956	116,301	16,004	188,952	272,257	37,465

FULL TRUCK ALLIANCE CO. LTD.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended				Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2023	2024	2024	2024	2023	2024	2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
Income from operations	333,789	312,189	565,367	77,797	499,553	877,556	120,754
Add:
Share-based compensation expense	99,626	155,956	116,301	16,004	188,952	272,257	37,465
Amortization of intangible assets resulting from business acquisitions	13,021	13,021	13,021	1,792	26,042	26,042	3,583
Compensation cost incurred in relation to acquisitions	4,281	4,281	4,281	589	8,562	8,562	1,178

Non-GAAP adjusted operating income	450,717	485,447	698,970	96,182	723,109	1,184,417	162,980

Net income	608,992	586,367	840,508	115,659	1,020,420	1,426,875	196,342
Add:
Share-based compensation expense	99,626	155,956	116,301	16,004	188,952	272,257	37,465
Amortization of intangible assets resulting from business acquisitions	13,021	13,021	13,021	1,792	26,042	26,042	3,583
Compensation cost incurred in relation to acquisitions	4,281	4,281	4,281	589	8,562	8,562	1,178
Tax effects of non-GAAP adjustments	(3,255)	(3,255)	(3,255)	(448)	(6,510)	(6,510)	(896)

Non-GAAP adjusted net income	722,665	756,370	970,856	133,596	1,237,466	1,727,226	237,672

FULL TRUCK ALLIANCE CO. LTD.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended				Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2023	2024	2024	2024	2023	2024	2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net income attributable to ordinary shareholders	605,537	581,172	823,134	113,268	1,014,446	1,404,306	193,237
Add:
Share-based compensation expense	99,626	155,956	116,301	16,004	188,952	272,257	37,465
Amortization of intangible assets resulting from business acquisitions	13,021	13,021	13,021	1,792	26,042	26,042	3,583
Compensation cost incurred in relation to acquisitions	4,281	4,281	4,281	589	8,562	8,562	1,178
Tax effects of non-GAAP adjustments	(3,255)	(3,255)	(3,255)	(448)	(6,510)	(6,510)	(896)

Non-GAAP adjusted net income attributable to ordinary shareholders	719,210	751,175	953,482	131,205	1,231,492	1,704,657	234,567

Non-GAAP adjusted net income per ordinary share
—Basic	0.03	0.04	0.05	0.01	0.06	0.08	0.01
—Diluted	0.03	0.04	0.05	0.01	0.06	0.08	0.01
Non-GAAP adjusted net income per ADS
—Basic	0.68	0.72	0.92	0.13	1.16	1.64	0.23
—Diluted	0.68	0.72	0.91	0.13	1.16	1.63	0.22